AMARC DRILLING CONTINUES TO EXPAND NEWTON GOLD DISCOVERY

January 9, 2012 - Vancouver, BC - Amarc Resources Ltd. (“Amarc” or the “Company”) (TSX Venture: AHR; OTCBB: AXREF) is pleased to announce that delineation drilling continues to expand the Newton bulk tonnage gold discovery in south-central British Columbia (BC). Assay results have been received from drill hole 11049, which intersected two major gold mineralized intervals. Important gold results have now been returned from drill intersections throughout an area that currently measures 900 metres by 600 metres and is open to expansion in several directions.

Results from hole 11049, together with those from the first five delineation holes (11044 through 11048, see Amarc news release December 6, 2011), are summarized in the Table of Assay Results below. A drill plan and other information regarding the Newton Project are available on Amarc’s website at http://www.amarcresources.com/ahr/MapsFigures.asp.

NEWTON PROJECT
TABLE OF ASSAY RESULTS

Drill Hole ID	Incl.	From (m)	To (m)	Int. (m)	Au (g/t)	Ag (g/t)	AuEQ[1] (g/t)
11044		56.4	350.0	293.6	0.61	2.3	0.65
11044	incl.	56.4	204.0	147.6	0.73	3.1	0.79
11044	and	56.4	92.0	35.6	1.43	6.0	1.53
11044	incl.	272.0	338.0	66.0	0.84	1.8	0.87
11044	and	272.0	317.0	45.0	1.02	2.0	1.05
11045		16.3	178.0	161.7	1.05	3.6	1.11
11045	incl.	52.0	178.0	126.0	1.24	4.1	1.31
11045	and	79.0	157.0	78.0	1.71	5.1	1.80
11045	and	79.0	115.0	36.0	2.51	8.7	2.65
11045	and	85.0	88.0	3.0	12.50	18.5	12.81
11046		68.0	83.0	15.0	0.23	1.7	0.26
11047		17.0	50.0	33.1	0.54	3.1	0.59
11048		34.0	175.0	141.0	0.65	1.7	0.68
11048	incl.	34.0	49.0	15.0	0.80	4.1	0.86
11048	incl.	73.0	109.0	36.0	1.23	2.2	1.26
11048		277.0	337.0	60.0	0.60	2.1	0.63
11049		23.5	144.0	120.5	0.86	2.2	0.90
11049	Incl.	23.5	84.0	60.5	1.21	2.3	1.24
11049		213.0	342.0	129.0	0.71	3.4	0.76
11049	Incl.	228.0	261.0	33.0	1.00	5.2	1.08
11049	Incl.	297.0	315.0	18.0	1.40	2.3	1.43

1.	Gold equivalent calculations use metal prices of Au US$1200/oz and Ag US$20/oz. Metallurgical recoveries and net smelter returns are assumed to be 100%.
2.	All holes are drilled vertical.
3.	Widths reported are drill widths, such that true thicknesses are unknown. All assay intervals represent length weighted averages.

The Newton property lies within BC’s exciting and newly emerging gold belt, which includes New Gold's six million ounce-plus Blackwater gold deposit. The age and geological characteristics of the gold mineralization at Newton demonstrate striking similarities to the mineralization at Blackwater. Amarc has acquired an 80% interest in the Newton property and is the operator of the Newton Joint Venture. Newton Gold Corp. has a 20% participating interest.

“We continue to be extremely encouraged by the long intercepts of bulk tonnage style gold mineralization being intersected at Newton, as well as its continuity and grade,” said Amarc Executive Chairman Robert Dickinson. “We are confident that Newton will be confirmed as the next major gold discovery in BC’s new emerging Blackwater-Newton gold belt.”

Assaying of holes 11050 through 11055 is in progress and results will be released as they are received and compiled. Drilling has stopped for the holiday season. Plans are to recommence drilling in late January 2012 and to continue drilling until the discovery is delineated.

Drilling at Newton is progressively stepping out from the discovery drill holes and has intersected from surface, increased thicknesses of the pervasively altered felsic volcanic rocks that host disseminated sulphides and associated gold mineralization. It is the high primary permeability of these favoured host rocks, coupled with their expanding geographic distribution that presents a permissive environment for the development of a significant bulk tonnage-style gold deposit at Newton.

The Newton property is located some 100 kilometres west of the City of Williams Lake in a region characterized by gently rolling hills. The district is well served by existing transportation and power infrastructure and a skilled workforce, which support a number of operating mines, as well as late-stage mineral development and exploration projects. Newton is also located some 175 kilometres south of New Gold’s Blackwater gold deposit (Indicated Resources of 184 million tonnes at 0.94 g/t gold and 4.9 g/t silver and Inferred Resources of 43 million tonnes at 0.88 g/t gold and 4.7 g/t silver at a 0.3 g/t gold cut-off, New Gold website).

About Amarc Resources Ltd.

Amarc is a Vancouver-based mineral exploration and development company focused on making the next major gold discovery in BC. Its exploration activities are focused on the Newton gold discovery through a Joint Venture with Newton Gold Corp. (Amarc 80%: Newton Gold Corp. 20%) and its 100% owned Galileo and Hubble properties. Induced Polarization ground geophysical surveys on the latter properties, located to the west and east of New Gold’s Blackwater holdings, have identified seven large anomalies.

Amarc is associated with Hunter Dickinson Inc. (HDI) – a diversified, global mining group with a 25-year history of mineral development success. Previous HDI projects in BC include Golden Bear, Mt. Milligan, Kemess, Gibraltar, Prosperity and Harmony. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral properties to provide consistently superior returns to shareholders.

Mark Rebagliati, P.Eng., a Qualified Person as defined under National Instrument 43-101, is supervising the exploration and quality assurance and quality control programs on behalf of Amarc and has reviewed the technical content of this release.

Quality Assurance/Quality Control

Sample preparation and analysis for the Newton project is done at ISO 9001:2008 accredited Acme Analytical Laboratories (Vancouver) Ltd. All samples are assayed for gold by 30 g lead collection fire assay fusion with Inductively Coupled Plasma - Emission Spectroscopy (ICP-ES) finish. Silver and 33 additional elements are determined for all samples by Aqua Regia digestion, followed by ICP-ES and ICP Mass Spectroscopy (ICP-MS) finish. All over-limit gold (greater than 10 g/t) are re-assayed by 30 g lead collection fire assay fusion with a gravimetric finish. As part of a comprehensive QA/QC program, one standard and also one field replicate or preparation duplicate are inserted into the sample stream in each group of 20 samples, as well as one or more field blanks in each analytical batch.

For further details on Amarc Resources Ltd., please visit the Company’s website at or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD

Ronald W. Thiessen
President & CEO

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts that address exploration drilling, exploitation activities and other related events or developments are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploration and exploitation successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, changes in and the effect government policies regarding mining and natural resource exploration and exploitation, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.